EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Experts” and “Selected Consolidated Historical Financial Data of WellChoice” in the Registration Statement (Form S-4) and related Prospectus of WellPoint, Inc. for the registration of approximately 48 million shares of its common stock and to the incorporation by reference therein of our reports dated February 14, 2005, with respect to the consolidated financial statements and schedules of WellChoice, Inc., WellChoice, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of WellChoice, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 21, 2005